Pricing Supplement dated July 9, 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                   $1,300,000

                               Royal Bank of Canada

                               Buffered Bullish Enhanced Return Notes
                               Linked to the S&P 500(R) Index, due July 13, 2012


     Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the notes will not exceed 50.7% of their principal amount.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Reference Asset:           S&P 500(R) Index (the "Underlying Security")

Bloomberg Ticker:          SPX

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              July 9, 2009

Issuance Date:             July 14, 2009

Initial Level:             882.68

Leverage Factor:           130%

CUSIP:                     78008G5P3

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Reference Asset and will be calculated in the
                           following manner:

                           If, at maturity, the Final Level is greater than the Initial Level, then the investor will receive an amount equal to the lesser of:

                               1. Principal Amount + (Principal Amount x Leverage Factor x Percentage Change); and
                               2.     Maximum Redemption Amount

                           If the Final Level is less than or equal to the Initial Level and greater than or equal to 90% of the Initial Level (the "Buffer Level"), in which case the Percentage Change will be less than or equal to 0% but not less than -10%, then, at maturity, the investor will receive their Principal Amount only.

                           If the Final Level is less than the Buffer Level (the Final Level is less than 90% of the Initial Level), in which case the Percentage Change will be less than -10%, then, at maturity, the investor will receive a cash payment equal to:

                              Principal Amount + (Principal Amount x (Percentage Change + Buffer Percentage))

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                       Final Level - Initial Level
                                       ---------------------------
                                               Initial Level

Final Valuation Date:      July 10, 2012, subject to extension for market and
                           other disruptions

Maturity Date:             July 13, 2012, subject to extension for market and
                           other disruptions

Term:                      Approximately three (3) years

Final Level:               The closing level of the Reference Asset on the Final
                           Valuation Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Buffer:                    Unleveraged Buffer

Downside Multiplier:       Inapplicable

Buffer Percentage:         10%

Buffer Level:              794.41  (90% of the Initial Level)

Maximum Redemption         150.7% multiplied by the Principal Amount
Amount (Cap):

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose up to 90% of their Principal
                           Amount at maturity if there is a decrease in the Reference Asset level from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense. The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or
(iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per Note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $1,300,000
Underwriting discounts and commission.................................................     1.75%            $22,750
Proceeds to Royal Bank................................................................     98.25%           $1,277,250


The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $17.50 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $17.50 per $1,000 principal amount note. The price of the notes also included a profit of $10.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $28.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Reference Asset used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Level and Final Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 10% (Buffer Level is 90% of the Initial Level), a Leverage Factor of 130%, a Maximum Redemption Amount of 150.7% and that no market disruption event has occurred.


Example 1--    Calculation of the Payment at Maturity where the Final Level is greater than its Initial Level.
               Percentage Change:       10%
               Payment at Maturity:     $1,000 + ($1,000 x 10% x 130%) = $1,000
                                        + $130 = $1,130
               On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,130, a 13% return on the Notes.



Example 2--    Calculation of the Payment at Maturity where the Final Level is less than or equal its Initial Level but not less than the Buffer
               Level.
               Percentage Change:       -8%
               Payment at Maturity:     At maturity, if the Final Level is less
                                        than the Initial Level BUT not less than the Buffer Level, then the Payment at Maturity will equal the Principal
                                        Amount.
               On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.



Example 3--    Calculation of the Payment at Maturity where the Final Level is less than the Buffer Level.
               Percentage Change:       -15%
               Payment at Maturity:     $1,000 + ($1,000 x (-15% + 10%)) =
                                        $1,000 - $50.00 = $950
               On a $1,000 investment, a -15% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.



Example 4--    Calculation of the Payment at Maturity where the Final Level is greater than its Initial Level (and the Payment at Maturity is subject to the Maximum Redemption Amount).
               Percentage Change:       47%
               Payment at Maturity:     $1,000 + ($1,000 x (47% x 130%)) =
                                        $1,000 + $611 = $1,611 however, the
                                        Maximum Redemption Amount is $1,507
               On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,507, a 50.7% return on the Notes.

              Additional Information Regarding the Reference Asset

     Please refer to the description of the Reference Asset on page PS-51 (S&P 500 Index) of the product prospectus supplement.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarter of 2009, as well as for the period from July 1, 2009 through July 9, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                               S&P 500 INDEX (SPX)
                                (Jul-99 - Jul-08)
                                 [CHART OMITTED]



    Period-          Period-End          High Intra-Day           Low Intra-Day Price           Period-End Closing
  Start Date            Date              Price of the              of the Reference          Price of the Reference
                                       Reference Stock in             Stock in ($)                 Stock in ($)
                                               ($)
  ----------            ----                   ---                    ------------                 ------------
   1/1/2006           3/31/2006              1310.88                    1245.74                      1294.83
   4/1/2006           6/30/2006              1326.7                     1219.29                      1270.2
   7/1/2006           9/29/2006              1340.28                    1224.54                      1335.85
  9/30/2006          12/29/2006              1431.81                    1327.1                       1418.3

   1/1/2007           3/30/2007              1461.57                    1363.98                      1420.86
  3/31/2007           6/29/2007              1540.56                    1416.37                      1503.35
  6/30/2007           9/28/2007              1555.9                     1370.6                       1526.75
  9/29/2007          12/31/2007              1576.09                    1406.1                       1468.36

   1/1/2008           3/31/2008              1471.77                    1256.98                      1322.7
   4/1/2008           6/30/2008              1440.24                    1272                         1280
   7/1/2008           9/30/2008              1313.15                    1106.42                      1166.36
  10/1/2008          12/31/2008              1167.03                     741.02                       903.25

   1/1/2009           3/31/2009               943.85                     666.79                       797.87
   4/1/2009           6/30/2009               956.23                     783.32                       919.32
   7/1/2009            7/9/2009               931.92                     869.32                       882.68


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about July 14, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $1,300,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                     Buffered Bullish Enhanced Return Notes
                 Linked to the S&P 500(R) Index, due July 13, 2012



                                  July 9, 2009